UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ONVIA, INC.

(Name of Subject Company)

ONVIA, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68338T403

(CUSIP Number of Class of Securities)

Cameron Way

Chief Financial Officer and Senior Vice President

Onvia, Inc.

509 Olive Way, Suite 400

Seattle, Washington 98101

(206) 282-5170

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew Bor

Nick Ferrer

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Onvia, Inc., a Delaware corporation (“Onvia” or the “Company”). The address of the Company’s principal executive office is 509 Olive Way, Suite 400, Seattle, Washington 98101. The telephone number of the Company’s principal executive office is (206) 282-5170.

Securities.

The title of the class of securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (including the documents annexed hereto or incorporated herein by reference, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (each such share, a “Share,” and collectively, the “Shares”). As of October 17, 2017, there were 7,322,893 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Project Olympus Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Project Diamond Intermediate Holdings Corporation (“Parent”), a Delaware corporation and the parent company of Deltek, Inc. (“Deltek”), a Delaware corporation, to purchase any and all issued and outstanding Shares, at a price of $9.00 per Share (the “Offer Price”), net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The consummation of the Offer is subject to the satisfaction or waiver of certain conditions, including there being validly tendered and not properly withdrawn, immediately prior to the expiration of the Offer, a number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures unless and until such Shares are actually received (as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”))) that, together with the Shares then owned by Parent or any of its subsidiaries, if any, would represent at least one Share more than half of all of the Shares then outstanding (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the expiration of the Offer, regardless of the conversion or exercise price). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser, Parent and Deltek with the Securities and Exchange Commission (the “SEC”) on October 19, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Offer is being made in accordance with the terms of the Agreement and Plan of Merger, dated as of October 4, 2017 (as may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. Parent is the sole stockholder of Deltek, which has guaranteed all of Parent’s and Purchaser’s obligations under the Merger Agreement. The Merger Agreement provides, among other things, that after the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), which, under the terms of the Merger Agreement, will take place as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, each Share outstanding (other than any Shares owned by the Company or by Parent, Purchaser, Deltek or any other wholly owned subsidiary of Parent, those Shares accepted for purchase pursuant to the Offer and Shares held by stockholders who have properly and validly perfected appraisal rights in compliance in all respects with Section 262 of the DGCL) immediately prior to the Effective Time will as a result of the Merger, be converted automatically into the right to receive from Purchaser an amount in cash, without interest and subject to any applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. For a description of the treatment of Company stock options and Company restricted stock units, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates—Outstanding Equity-Based Incentive Awards and Outstanding Shares” below.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on October 19, 2017. The initial offering period for the Offer will end at 12:00 midnight, New York City time, at the end of the day on November 16, 2017.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. Copies of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive office of each of Parent, Purchaser and Deltek is 2291 Wood Oak Drive, Herndon, Virginia, 20171.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and other related materials (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand and either (1) the Company or any of the Company’s executive officers, directors or affiliates or (2) Parent, Purchaser or Deltek or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements Between the Company and Parent, Purchaser and Deltek.

Merger Agreement

On October 4, 2017, the Company, Purchaser and Parent entered into the Merger Agreement. Parent is the sole stockholder of Deltek, which has guaranteed all of Parent’s and Purchaser’s obligations under the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights and obligations among the Company, Parent, Purchaser and, solely with respect to Section 9.12 of the Merger Agreement, Deltek in relation to the Offer and the Merger. The Merger Agreement is filed as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with additional information regarding the terms of the Merger Agreement and the Transactions. The representations, warranties and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent, Purchaser and Deltek. In addition, such representations, warranties and covenants (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by (a) matters specifically disclosed in certain reports filed by the Company with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made to Parent, Purchaser and Deltek in the disclosure schedule delivered in connection with the Merger Agreement, (3) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by the Company’s stockholders, (4) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, (5) will not survive consummation of the Merger (except as otherwise stated in the Merger Agreement) and (6) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is filed as an exhibit to this Schedule 14D-9 only to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and the Transactions, and not to provide the Company’s stockholders with any other factual information regarding the Company or its business. In addition, any such confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. The Company’s stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Company’s Annual Reports on Form 10-K, Quarterly Reports on Forms 10-Q and other documents that the Company files with the SEC, including in relation to the Offer and the Merger.

Confidentiality Agreement

The Company and Roper Technologies, Inc., a Delaware corporation and the ultimate parent entity of Parent (“Roper”), entered into a confidentiality agreement, dated as of August 1, 2017 (the “Confidentiality Agreement”). As a condition to being furnished with Evaluation Material (as defined in the Confidentiality Agreement), Roper agreed that such Evaluation Material will be treated as confidential by it and its Representatives (as defined in the Confidentiality Agreement) and will be used solely for the purpose of evaluating a possible transaction involving Roper and any of its affiliates and the Company. The Confidentiality Agreement contains customary standstill provisions with a term of one year that would automatically terminate before the expiration of such term in certain situations, including the entry by the Company into a definitive acquisition agreement with a third party pursuant to which such third party agrees to acquire at least a majority of the outstanding voting securities of the Company or 50% or more of the assets of the Company and its subsidiaries (measured on a consolidated basis). The Confidentiality Agreement expires on August 1, 2019.

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements Between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that are different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in reaching its determination to approve the Merger Agreement and the Transactions and its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Outstanding Equity-Based Incentive Awards and Outstanding Shares

Stock Options. The Company’s executive officers and directors, as well as other employees, hold Company stock options. The Merger Agreement provides that, effective as of the Effective Time, each option to purchase Shares outstanding immediately prior to the Effective Time (whether vested or unvested) will be cancelled, and the holder of such stock option will automatically receive an amount (if any) in cash equal to (1) the total number of Shares subject to such stock option, multiplied by (2) the excess (if any) of (A) the Merger Consideration over (B) the per share exercise price for such stock option, without interest and subject to any applicable withholding taxes. The following table summarizes the outstanding stock options held by each of the Company’s executive officers and non-employee directors as of October 17, 2017, and the approximate amount of the payments that each of them may become entitled to receive in connection with such stock options, assuming the stock options remain outstanding through the Effective Time.

Stock Options

	Vested		Unvested
Name	Number	Value(1)	Number		Value(2)	Aggregate Value of all Options
Executive Officers
Russell Mann	0	$—	225,000	(3)	$1,023,750.00	$1,023,750.00
Cameron S. Way	80,167	$427,036.82	833		$4,548.18	$431,585.00
Naveen Rajkumar	91,667	$427,901.82	833		$4,548.18	$432,450.00
Christian K. Woerner	23,333	$105,231.83	26,667		$120,268.17	$225,500.00
Alberto Sutton	16,667	$89,501.79	33,333		$178,998.21	$268,500.00

Non-employee Directors
Jeffrey C. Ballowe	51,609	$218,631.63	10,062		$45,324.80	$263,956.43
James L. Brill	48,375	$199,876.25	11,625		$55,393.75	$255,270.00
Roger Feldman	48,375	$199,876.25	11,625		$55,393.75	$255,270.00
George I. Stoeckert	15,109	$72,654.90	19,641		$93,545.10	$166,200.00
D. Van Skilling	75,249	$353,373.64	19,751		$89,896.36	$443,270.00

(1)	Calculated based on (a) the number of vested stock options with an exercise price below the Merger Consideration of $9.00, multiplied by (b) the difference between $9.00 and the exercise price of the applicable stock option.
(2)	Calculated based on (a) the number of unvested stock options with an exercise price below the Merger Consideration of $9.00, multiplied by (b) the difference between $9.00 and the exercise price of the applicable stock option.
(3)	These Company stock options consist of stock options to purchase 100,000 Shares time vesting over three years and stock options to purchase 125,000 Shares vesting based on performance criteria as set forth in the Mann Employment Agreement (as defined below).

Restricted Stock Units. The Merger Agreement provides that, effective as of the Effective Time, each restricted stock unit in respect of Shares outstanding immediately prior to the Effective Time (whether vested or unvested) will be cancelled, and the holder of such restricted stock unit will automatically receive an amount in cash equal to (1) the total number of Shares subject to such restricted stock unit, multiplied by (2) the Merger Consideration, without interest and subject to any applicable withholding taxes. In connection with his commencement of employment, Mr. Mann was granted 25,000 restricted stock units, which were scheduled to vest on January 30, 2018. Pursuant to the Merger Agreement, Mr. Mann will receive $225,000, less any applicable withholding taxes, with respect to such restricted stock units. No other executive officers, and none of the non-employee directors, currently hold restricted stock units.

Shares. The Company’s executive officers and directors who validly tender and do not properly withdraw their Shares pursuant to the Offer will be entitled to receive the same Offer Price on the same terms and conditions as the other Company stockholders who validly tender and do not properly withdraw their Shares pursuant to the Offer. If the Merger occurs, any Shares owned by the Company’s executive officers and directors that are not validly tendered to Purchaser pursuant to the Offer or properly and validly perfected in accordance with their statutory appraisal rights under Section 262 of the DGCL will be entitled to receive the same Merger Consideration on the same terms and conditions as the other Company stockholders whose Shares are converted into the right to receive the Merger Consideration. The Company’s executive officers and directors have beneficial ownership of the following Shares as of October 17, 2017, which are not reflected in the preceding sections as either Company stock options or Company restricted stock units:

Other Share Beneficial Ownership

Name	Number of Shares(1)	Value of Shares(2)
Executive Officers
Russell Mann	75,000	$675,000
Cameron S. Way	26,643	$239,787
Naveen Rajkumar	4,268	$38,412
Christian K. Woerner	2,000	$18,000
Alberto Sutton	—	$—

Non-employee Directors
Jeffrey C. Ballowe	93,362	$840,258
James L. Brill	46,388	$417,492
Roger Feldman	527,061	$4,743,549
George I. Stoeckert	14,000	$126,000
D. Van Skilling	40,152	$361,368

(1)	In addition to the Shares included in this table, each of Mr. Mann and Mr. Way is expected to purchase an additional 300 Shares on October 31, 2017 under the Company’s 2000 Amended Employee Stock Purchase Plan, as amended.
(2)	Calculated based on (a) the number of Shares beneficially owned, other than those subject to stock options and restricted stock units, multiplied by (b) the Merger Consideration of $9.00.

Potential Severance Payments and Benefits to Executive Officers

Pursuant to the employment agreement the Company entered into with Russell Mann (the “Mann Employment Agreement”), if the Company terminates Mr. Mann’s employment without cause or he resigns for good reason, then, subject to his execution and non-revocation of a release of claims, the Company will pay him, in addition to his previously-accrued compensation, the following severance: (i) continued base salary payments for twelve months, (ii) health benefit continuation for up to 12 months or a cash stipend and (iii) a pro-rata portion of Mr. Mann’s annual bonus based on the target award with respect to the calendar year of termination of employment. The terms “cause” and “good reason” are defined in the Mann Employment Agreement. For purposes of the Mann Employment Agreement, “cause” generally means material and willful misconduct, fraud or bad faith in the performance of duties; conviction of, plea of guilty or no contest to, or commission of a felony; an unremedied material breach of any provision in the Mann Employment Agreement or in Mr. Mann’s proprietary invention assignment agreement; failure to comply with a lawful order or instruction of the Board; or repeated and serious violations of the published rules or policies of the Company. For purposes of the Mann Employment Agreement, “good reason” generally means the Company’s material breach of the Mann Employment Agreement; a material reduction of base salary; or relocation of the primary work location more than 50 miles.

Under the Mann Employment Agreement, Mr. Mann is required to abide by various restrictive covenants including noncompete and nonsolicitation of employees covenants during employment and for the 18 months following employment.

Certain of the Company’s executive officers, including Cameron Way, the Company’s Chief Financial Offer, upon a termination of employment without cause are entitled to a lump sum cash payment equal to (1) six months of base salary, and (2) six months of the employee COBRA cost for extension of health benefits. Such executive officers are paid for their accrued but unused paid time off (as are other Company employees).

The foregoing summary and description of the employment and severance arrangements with certain of the Company’s executive officers do not purport to be complete and are qualified in their entirety by reference to the Mann Employment Agreement and the Executive Severance Arrangement, which are filed as Exhibits (e)(3) and (e)(4), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

For an estimate of the value of the payments and benefits described above that would become payable to the Company’s named executive officers under these arrangements if the Effective Time were October 17, 2017 and such named executive officers experienced a qualifying termination of employment at such time, see “Quantification of Potential Payments to the Company’s Named Executive Officers” below in this section. The Company estimates that the amount of payments and benefits described above that would become payable to all of the Company’s current executive officers under these arrangements, other than the named executive officers, if the Effective Time were October 17, 2017 and such executive officers experienced a qualifying termination of employment at such time is approximately $411,650 in the aggregate.

None of the Company’s executive officers are eligible for tax gross-up payments if any amounts paid or payable to such executive officer would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Internal Revenue Code of 1986, as amended.

Other Benefits

The Company’s executive officers, as well as other employees, will continue to receive compensation and benefits while they remain employed with the Company. Pursuant to the Merger Agreement, Parent has agreed that it or a subsidiary of Parent will maintain or provide to each employee of the Company who continues employment with Parent, the Surviving Corporation or any subsidiary the Surviving Corporation, compensation and benefit plan and arrangements that are at levels that are no less favorable, in the aggregate, than those provided to similarly situated employees of Parent or a subsidiary of Parent (excluding the opportunity to participate in equity-based benefits and individual employment agreements). Pursuant to the Merger Agreement, certain service credit for benefit plan vesting and eligibility as well as credit for vacation or paid time off accrued but not used will be provided to Company employees. In addition, to the extent it can be done commercially reasonably, credit against deductibles and out-of-pocket maximums and other limitations for health benefit expenses incurred will be provided.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Employment Arrangements with Parent

As of the date of this Schedule 14D-9, none of the Company’s executive officers has entered into a new employment arrangement or agreement with Parent or any of its subsidiaries. Although no such arrangement or agreement exists as of the date of this Schedule 14D-9, certain of the Company’s executive officers may, prior to the completion of the Merger, enter into new arrangements or agreements with the Parent or any of its subsidiaries regarding employment and compensation.

Quantification of Potential Payments to the Company’s Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions and assumes, among other things, that the Company’s named executive officers will incur a severance-qualifying termination of employment immediately following completion of the Transactions. For additional details regarding the terms of the payments described below, see the discussion above in this section under the heading “Arrangements Between the Company and its Executive Officers, Directors and Affiliates” above.

The amounts set forth in the table below have been calculated assuming the date of the consummation of the Offer and the occurrence of the Effective Time is October 17, 2017, the last practicable date prior to the filing of this Schedule 14D-9. The numbers indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on October 17, 2017 and do not reflect certain compensation actions that may occur before the consummation of the Offer or the Merger. In addition, certain amounts payable will vary depending on the actual date of the consummation of the Offer and the occurrence of the Effective Time and the actual date, if any, of a qualifying termination of employment. For purposes of calculating the amounts below, the Company has assumed a qualifying termination of each named executive officer’s employment without cause.

Golden Parachute Compensation
Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Russell Mann	$518,665	$1,248,750	$26,106	$1,793,521
Cameron S. Way	$125,000	$4,548	$19,184	$148,732

(1)	This table does not include former executive officers Henry G. Riner or Steven D. Ritchie, who are not entitled to any compensation or benefits in connection with the Offer or the Merger, other than any interest each might have in his capacity as a stockholder of the Company.
(2)	The termination payments reflected in this column require a qualifying termination of the named executive officer’s employment as described in further detail in the section entitled “Potential Severance Payments and Benefits to Executive Officers.” For Mr. Mann, an amount equal to one times his annual base salary ($325,000) is paid as severance over twelve months. Mr. Mann is also entitled as severance to a pro rata portion (based on the number of days completed in the calendar year) of his annual bonus based on target performance with respect to the calendar year of termination. Assuming a qualifying termination of employment on October 17, 2017, the prorated bonus amount would $193,665. For Mr. Way, an amount equal to six months of base salary is paid as severance in a lump sum.
(3)	Each option to purchase Shares outstanding immediately prior to the Effective Time (whether vested or unvested) will be cancelled, and the holder of such stock option will automatically receive an amount in cash equal to (1) the total number of Shares subject to such stock option, multiplied by (2) the excess (if any) of (A) the Merger Consideration over (B) the per share exercise price for such stock option, without interest and subject to any applicable withholding taxes. In addition, each restricted stock unit in respect of Shares outstanding immediately prior to the Effective Time (whether vested or unvested) will be cancelled, and the holder of such restricted stock unit will automatically receive an amount in cash equal to (1) the total number of Shares subject to such restricted stock unit, multiplied by (2) the Merger Consideration, without interest and subject to any applicable withholding taxes. Payments in respect of these equity awards are single-trigger payments triggered by the Transactions alone. The estimated value to be received by the Company’s named executive officers for outstanding unvested equity awards that will become vested in connection with the Merger set forth in the table assumes a price of $9.00 per Share. The numbers in the table reflect the value to be received for unvested options and also includes with respect to Mr. Mann, $225,000 for unvested restricted stock units.
(4)	Amount includes a cash lump sum payment of $10,481 reflecting 12 months of COBRA payments for Mr. Mann and $7,165 reflecting 6 months of COBRA payments for Mr. Way. The COBRA payments require a qualifying termination of the named executive officer’s employment. Amount also includes a lump sum estimated $15,625 for accrued paid time off for Mr. Mann and $12,019 for accrued paid time off for Mr. Way payable after a termination of employment.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the time at which Purchaser irrevocably accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer, the Company (acting through the Compensation Committee of the Board) will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into on or after October 4, 2017 by the Company, Parent or any of their respective affiliates with current or future directors, officers or employees of the Company, the Surviving Corporation and their affiliates and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Indemnification and Exculpation of Directors and Officers

As permitted by the DGCL, the Company’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

As permitted by the DGCL, the Company’s amended and restated bylaws provide that: (1) the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions; (2) the Company is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain limited exceptions; and (3) the rights conferred in the Company’s amended and restated bylaws are not exclusive.

The Company has entered into agreements to indemnify its directors, officers and other employees as determined by the Board. With certain exceptions, these agreements provide for indemnification for related expenses and liabilities including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. This description of the indemnification agreements entered into between the Company and its directors, officers and employees is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(5) to this Schedule 14-D9 and incorporated herein by reference. The Company also maintains directors’ and officers’ liability insurance that insures the Company’s directors and officers against certain losses and insures the Company with respect to its obligations to indemnify its directors and officers.

The Merger Agreement provides that, for a period of six years from the Effective Time, Parent will cause the Surviving Corporation to (1) indemnify and hold harmless the Company’s current and former directors and officers (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees and disbursements), judgments, fines, losses, claims, settlements, damages or liabilities in connection with actions or omissions occurring or alleged to have occurred at or prior to the Effective Time and advance expenses with respect thereto, and (2) honor and maintain (A) all rights to advancement of expenses and indemnification of each Indemnified Party, in each case as provided, as applicable, in the Company’s amended and restated certificate of incorporation and amended and restated bylaws, and (B) all rights to advancement of expenses and indemnification in any indemnification agreements between the Company and any Indemnified Party entered into prior to the date of the Merger Agreement. The certificate of incorporation and bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and advancement of expenses set forth in the Company’s amended and restated certificate of incorporation and amended and restated bylaws, and any indemnification agreements between the Company and any Indemnified Party will survive the Merger and continue in full force and effect in accordance with their terms, and such provisions and agreements will not be amended, repealed or otherwise modified for a period of six years after the Effective Time, in any manner that would adversely affect the rights thereunder of the Indemnified Party, unless such modification is required by applicable laws or approved in writing by the applicable Indemnified Party.

The Merger Agreement requires Parent to cause to be maintained in effect, for at least six years from the Effective Time, the policies of directors’ and officers’ liability insurance maintained by the Company as of the date of the Merger Agreement (or such other insurance policy with substantially similar coverage and with terms and conditions that are not less advantageous in any material respect than the Company’s existing policies), for the Indemnified Parties and any other employees, agents or other individuals otherwise covered by such insurance policies prior to the Effective Time with respect to matters occurring or alleged to have occurred at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement); provided, however, that, in lieu of the purchase of such insurance by Parent or the Surviving Corporation, the Company may at its option prior to the Effective Time instruct its authorized insurance broker to procure for the Company a fully prepaid, non-cancellable six-year run-off program for directors’ and officers’ liability insurance providing the same coverage with respect to matters occurring at or prior to the Effective Time and obtained from the same or similar insurance carriers that currently provide the Company’s director and officer liability insurance; provided further, that the Company’s procurement of such fully prepaid run-off policy in accordance with this sentence will be deemed to satisfy in full the obligations of Parent and the Surviving Corporation with respect to this matter.

If Parent, the Surviving Corporation or any of their successors or assigns (1) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger or (2) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors, assigns and transferees of Parent or the Surviving Corporation or their respective successors or assigns, as the case may be, assume the obligations with respect to the indemnification and insurance matters described above.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting duly called and held on October 4, 2017, after careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management, legal counsel and financial advisor, the Board, among other things, unanimously (i) determined that Merger Agreement and the Transactions are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions in accordance with the DGCL, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching its determination to approve the Merger Agreement and the Transactions and its recommendation that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Board took into account a number of factors described in “Background of the Offer; Reasons for the Recommendation of the Board—Reasons for the Recommendation of the Board” below.

A copy of a press release issued by the Company, dated October 5, 2017, announcing entry into the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

As part of the ongoing evaluation of the Company’s business, the Board and Company management regularly review the Company’s strategic direction and business plans with a view toward enhancing long-term stockholder value. In connection with this review, the Board and Company management have also periodically considered strategic alternatives, including, under the appropriate circumstances, a sale of the Company or another strategic transaction, such as an internal restructuring or business partnership. Periodic consideration of a sale transaction had also generally followed the receipt by the Company of unsolicited expressions of interest, which the Board had received from time to time over the prior several years.

For example, following the arrival of the Company’s new CEO, Mr. Mann, in January 2017, the Board undertook a comprehensive review of the Company’s market and operations, strategies and tactics. This review resulted in the Company implementing certain strategic initiatives, including investing specifically for top line revenue growth, expanding the Company’s market and customer focus and prioritizing specific initiatives in an effort to focus Company resources on growing its core franchise (including through the development and launch of Onvia 8, the Company’s flagship platform). The Company also reduced its headcount to eliminate positions related to non-core initiatives.

During the first four months of 2017, at regularly scheduled Board meetings, the Board discussed the Company’s then current and expected results of operations, as well as the challenges and strategies for its business, including an assessment of the Company’s recently implemented strategic initiatives. During this time, the Board received detailed Company management reports regarding the Company.

In late February 2017, Mr. Mann had lunch with a business acquaintance, who is a principal of a private equity firm, which is referred to in this Schedule 14D-9 as “Party A.” The principal had previously reached out to Mr. Mann to congratulate him on the new position and suggest lunch when the principal was next in Seattle for other business. At the lunch, held on February 27, 2017, Mr. Mann and the principal discussed their respective businesses generally. On March 30, 2017, the principal emailed Mr. Mann and requested a possible “working session” between the Company and Party A. Mr. Mann responded on April 3, 2017 and declined the offer, noting that the Company was not considering a sale and that, in any event, the Company would only be able to share publicly available information.

On April 26, 2017, the Party A principal emailed Mr. Mann again and asked to reconnect with Mr. Mann when the Party A principal was next in Seattle on other business. Mr. Mann agreed to a lunch meeting with principals of Party A, which was held in Seattle on May 25, 2017.

During the lunch on May 25, 2017, the Party A principals expressed Party A’s unsolicited interest in acquiring the Company for $6.50 per share in cash, noting that they had listened to the Company’s last earnings release and believed the Company would be a good fit for Party A, which had extensive experience in technology company acquisitions. Mr. Mann told the Party A principals that the Company was not for sale at the time and that the verbal offer was, in his opinion, likely too low for the Board to consider and not indicative of the Company’s true value. The Party A principals asked Mr. Mann to provide guidance as to what an acceptable valuation of the Company might be in the Board’s view, which Mr. Mann declined to do.

On May 30, 2017, one of the Party A principals called Mr. Mann, reiterating Party A’s interest in making a formal offer to acquire the Company. Mr. Mann noted that any formal offer to acquire the Company would need to be brought to the Board’s attention and also reaffirmed that the Company was focused on pursuing its operating plan and was not considering a sale.

On May 31, 2017, Party A submitted an unsolicited written, non-binding expression of interest to acquire the Company for $8.00 per share in cash, which represented a 72% premium to the closing price of the Company’s common stock on May 30, 2017 (the “Party A Proposal”). The Party A Proposal was subject to satisfactory completion of due diligence, based on a number of operating and financial assumptions (including the availability of the Company’s net operating loss carryforwards) and predicated on the granting of a due diligence period (the length of which was not set forth in the Party A Proposal) during which the Company would be obligated to work with Party A on an exclusive basis and would be prohibited from soliciting competing proposals. Mr. Mann promptly forwarded the Party A Proposal to the Board, which then decided to convene a meeting on June 2, 2017 to discuss the Party A Proposal and related matters.

At the Board meeting held on June 2, 2017, the Board discussed the Party A Proposal and the Board’s fiduciary duties and directed Mr. Mann to work with GCA Advisors to conduct a detailed analysis and valuation of the Party A Proposal, including relative to the Company’s projected valuations taking into account the risk adjusted achievement of the Company’s 2020 operating plan. The Board selected GCA Advisors for this initial assessment based on GCA Advisors’ reputation, qualification and experience, as well as the fact that they had previously provided the Company with strategic advice in 2011 and 2012 (on an unpaid basis) and had a good working understanding of the Company’s business. During this meeting, the Board also requested that Mr. Mann consult with Perkins Coie LLP (“Perkins Coie”), the Company’s outside legal counsel, regarding the legal implications of potential responses to the Party A Proposal, including the Board’s fiduciary duties.

Between June 5 and June 9, 2017, Company management communicated with GCA Advisors to review the Company’s financial performance and with Perkins Coie to discuss certain terms of the Party A Proposal and related legal questions.

On June 9, 2017, the Board convened a meeting that was also attended by Perkins Coie and GCA Advisors to discuss potential responses to the Party A Proposal. Perkins Coie advised the Board of its fiduciary duties. The Board directed Mr. Mann and Mr. Cameron Way, the Company’s Chief Financial Offer, to review the Company’s 2020 operating plan, an initial version of which the Board had previously reviewed in March of 2017 in connection with the comprehensive review undertaken following Mr. Mann’s appointment as CEO of the Company, to determine whether it should be updated to reflect the Company’s recent performance and current outlook. The Board also directed Mr. Mann to notify Party A that it was evaluating the Party A Proposal.

Between June 16 and June 22, 2017, the Board interviewed three other investment banks in order to evaluate whether any of them would be better suited to assist the Company in reviewing the Party A Proposal and other potential strategic alternatives. Two of these other investment banks provided the Board with written proposals, and the independent directors of the Board conducted interviews of these two other investment banks.

On June 19, 2017, Mr. Mann and Mr. Van Skilling, the Chairman of the Board, held a telephone conversation to discuss a potential response to the Party A Proposal. On June 22, 2017, Mr. Mann spoke to a principal of Party A and indicated that the Company was still reviewing the Party A Proposal and that, while the Board recognized that the Party A Proposal represented a substantial premium to the current market price of the Company’s common stock, it needed additional time to retain advisors, consider the Party A Proposal in depth and respond appropriately.

On June 26 and June 30, 2017, the Board held meetings to discuss the relative merits of the three investment banks that submitted written proposals, including GCA Advisors. During the Board meeting held on June 30, 2017, the independent directors of the Board approved the engagement of GCA Advisors. The Board selected GCA Advisors because it determined that GCA Advisors had superior experience and knowledge of the Company’s business compared to the other two investment banks.

At a Board meeting held on July 10, 2017, GCA Advisors provided the Board with an overview of the valuation ranges of the Company under commonly used metrics and based on the Company’s 2020 operating plan. GCA Advisors also discussed potential strategies to assess additional interest in the Company and enhance the Board’s understanding of the Company’s value in the marketplace. Following this presentation, the Board directed GCA Advisors to engage in further conversations with Party A and to also approach other potentially interested financial and strategic buyers in order to test market valuation of the Company and better understand strategic alternatives available to the Company.

From July 13, 2017 to August 1, 2017, at the direction of the Board, GCA Advisors contacted 45 potential financial and strategic buyers (not including Party A) to assess their interest in a potential transaction with the Company. One additional potential buyer was contacted by a Board member. GCA Advisors distributed a preliminary “teaser” containing publicly available information about the Company and its applicable business lines to each party that expressed interest in further evaluating a potential transaction with the Company (other than Party A and Roper, each of which were already familiar with the Company), followed by a form of non-disclosure agreement, prepared by Perkins Coie, relating to a potential transaction with the Company. For several of the prospective bidders that GCA Advisors and the Company concluded that it would be a logical strategic fit for the Company, and where Mr. Mann had business contacts, Mr. Mann initiated the outreach on behalf of the Company and introduced the bidder to GCA Advisors for additional information about the process. On July 17, 2017, for instance, Mr. Mann contacted Michael Corkery, the Chief Executive Officer of Deltek, by telephone to inform Mr. Corkery that the Company had retained GCA Advisors to explore a potential sale of the Company and invited Deltek to participate in the process. During this time, the Company also negotiated a non-disclosure agreement, containing a customary “standstill” provision, with Party A, which was executed on July 19, 2017.

Between July 14 and August 16, 2017, the Company, through representatives of Perkins Coie and GCA Advisors, negotiated and executed 14 additional non-disclosure agreements with prospective bidders. The Company executed a non-disclosure agreement with Roper on August 1, 2017.

Between July 27 and August 14, 2017, the Company held in-person and telephonic management presentations with 9 different prospective bidders that had signed a non-disclosure agreement with the Company and one potential acquiror that had signed a standstill agreement with the Company. During this period, the Company also responded to various business and diligence inquiries from the prospective bidders in connection with their evaluation of a potential transaction with the Company. On August 1 2017, Mr. Mann and Mr. Way attended an in-person meeting with representatives of Deltek management at Deltek’s offices in Herndon, Virginia to provide an overview of the Company’s business and the opportunities presented by a potential transaction. Several representatives of Roper, including Brian Jellison, Roper’s President and Chief Executive Officer, Neil Hunn, Roper’s Executive Vice President, and Robert Crisci, Roper’s Vice President and Chief Financial Officer, attended a portion of this meeting by telephone.

During the second week of August 2017, at the direction of the Board, GCA Advisors sent a first round “process letter” to 7 prospective bidders that continued to express interest in evaluating a potential transaction with the Company. The process letter contained instructions for submissions of initial indications of interest regarding an acquisition of the Company by August 22, 2017. One additional prospective bidder received the process letter on August 16, 2017 after executing a non-disclosure agreement with the Company.

On August 18, 2017, Party A contacted GCA Advisors and indicated that based on their due diligence and review process they were no longer interested in acquiring the Company and withdrew from the process.

At a Board meeting held on August 21, 2017, GCA Advisors provided an update regarding the process, including the fact that Party A had withdrawn from the process and that several other prospective bidders were expected to submit formal offers to acquire the Company.

On August 22, 2017, Party B submitted a preliminary, non-binding indication of interest to acquire the Company for $4.90-$5.75 per share in cash.

On August 25, 2017, on behalf of Parent and Deltek, Roper submitted a preliminary, non-binding indication of interest to acquire the Company for $7.85-$8.35 per share in cash. Roper specified that Parent would be the acquiring entity as part of the Deltek business unit.

On August 26, 2017, Party C indicated via email that it may bid around $8.00 per share in cash, but would need more time in the process before potentially submitting a formal bid.

On August 28, 2017, the Board convened a meeting to review the preliminary indications of interest. Company management and representatives of GCA Advisors and Perkins Coie attended, and representatives of GCA Advisors provided a summary of each such indication of interest, including the level of diligence conducted to date by each such bidder. The Board, together with Company management and representatives of GCA Advisors, evaluated the merits of each such indication of interest, including the perceived ability and likelihood of each bidder to complete a transaction with the Company, and noted that, while Party A had withdrawn from the process, the valuations indicated by Roper and Party C were sufficiently attractive to continue the process. Accordingly, the Board directed GCA Advisors to notify Roper and Party C that they were being invited into the next phase of the process, with a final bid deadline of September 22, 2017, and instructed GCA Advisors to notify Party B that it would not be moving forward in the next phase of the process given its lower indicative valuation of the Company.

Following the Board meeting held on August 28, 2017, GCA Advisors invited Roper and Party C into the next phase of the process and informed Party B that their written proposal to acquire the Company was not competitive.

On August 30, 2017, Party B submitted a revised, non-binding indication of interest to acquire the Company for $8.05-$8.50 per share in cash. Party B’s revised, non-binding indication of interest was predicated on completion of a customer survey related to satisfaction with the Company’s solutions as well as the reasons for customer non-renewal.

Party C did not engage in due diligence during the next phase of the process and, due to the lack of activity and communication from Party C, it became apparent that it was no longer interested in acquiring the Company.

Consequently, the Board directed GCA Advisors to invite Party B into the final phase of the process.

Between August 29 and September 25, 2017, Roper and Party B conducted extensive due diligence, each making various financial and legal diligence requests to the Company and holding numerous telephone calls with Company management. On September 8, 2017, at the direction of the Board, GCA Advisors provided a draft Merger Agreement, prepared by Perkins Coie, to each of Roper and Party B. Party B held an in-person meeting with Company management on September 12, 2017. Party C did not, to the knowledge of the Company or GCA Advisors, engage in any further due diligence of the Company.

On September 25, 2017, on behalf of Parent and Deltek, Roper submitted an updated non-binding indication of interest to acquire the Company for $9.00 per share in cash, based on certain assumptions, including that the Company would have $6 million in cash upon the closing of the transaction. The indication was subject to completion of a limited number of outstanding due diligence items. Roper also provided a full markup of the draft Merger Agreement and contacted Perkins Coie to discuss certain questions and comments thereto. The mark-up of the Merger Agreement included a proposed termination fee of $5 million, as compared to the Company’s initial proposed fee of 2.5% of enterprise value.

On September 27, 2017, the Board held a meeting to discuss and review Roper’s updated non-binding indication of interest. Company management, representatives of GCA Advisors and Perkins Coie also participated in the Board meeting. The advisors reviewed the merits and considerations of Roper’s updated non-binding indication of interest. Perkins Coie summarized the key terms presented by the mark-up of the Merger Agreement and indicated that in their opinion, with limited additional negotiation, the Merger Agreement could be finalized in a relatively short period of time. GCA Advisors also noted that no proposal had been received from Party C. Following extensive discussion, the Board instructed GCA Advisors to revert to Roper and request the removal of the assumption regarding the $6 million in cash upon the closing of the transaction, as Company management anticipated that the Company would have substantially less than that level of cash at closing.

On September 28, 2017, GCA Advisors contacted representatives of Deltek to request removal of the $6 million closing cash assumption in Roper’s updated non-binding indication of interest. GCA Advisors also countered the proposed termination fee by offering a fee of $2.8 million, to which Deltek countered with $4 million.

On September 29, 2017, John Stipancich, the Vice President and Secretary of Parent and Deltek and Vice President, General Counsel and Secretary of Roper, Deltek’s outside legal advisors, Jones Day, and Perkins Coie held various discussions regarding the mark-up of the Merger Agreement, focusing principally on the amount of the termination fee payable by the Company under various circumstances involving a competing third-party offer for the Company after the signing of the Merger Agreement and the circumstances under which such fee would be payable.

Following the conversations described above on September 29, 2017, on behalf of Parent and Deltek, Roper submitted a further revised non-binding indication of interest to acquire the Company for $9.00 per share, removing the $6 million closing cash assumption. The further revised non-binding indication of interest included an exclusivity provision, which, if accepted, required the Company to negotiate with Parent and Purchaser for a period of seven days from acceptance of the proposed financial terms for the transaction.

Promptly following Roper’s further revised non-binding indication of interest, the Board convened a telephonic meeting on the afternoon of September 29, 2017 to discuss the proposal. Company management and representatives of GCA Advisors and Perkins Coie also participated in the Board meeting. GCA Advisors noted that, immediately prior to the Board meeting, Party B had verbally communicated that it would not be able to offer a price above $8.50 per share and would not be submitting a revised offer. The Board again discussed the Roper proposal at length, including the size of the proposed termination fee, and approved entering into a seven-day exclusivity period with Parent and Purchaser. The Board observed that, in its opinion, while the termination fee was relatively high as a percentage of enterprise or equity value, it was still low in terms of absolute dollars. At the Board’s direction, Mr. Skilling counter-signed the indication of interest, containing the seven-day exclusivity period with Parent and Purchaser, on behalf of the Company.

Between September 29 and October 4, 2017, representatives of Perkins Coie and Jones Day negotiated and exchanged drafts of the Merger Agreement and disclosure schedules.

In the afternoon on October 4, 2017, the Board held a meeting to review and consider the final proposed terms of the Merger Agreement. Company management and representatives of GCA Advisors and Perkins Coie also attended. Perkins Coie provided an overview of the final proposed terms of the Merger Agreement and the Board asked various questions. GCA Advisors then presented its financial analyses in connection with its evaluation of the consideration to be received by the Company’s stockholders pursuant to the Merger Agreement and rendered an oral opinion to the effect that, as of October 4, 2017 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by GCA Advisors as set forth in its written opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Shares. The Board then unanimously approved the Merger Agreement and the Transactions, including the Offer and the Merger (see “Recommendation of the Board” above for the formal resolutions approved by the Board and see “Reasons for the Recommendation of the Board” below for additional information regarding the factors considered by the Board in reaching its determinations and its recommendation with respect to the Merger Agreement and the Transactions, including the Offer and the Merger).

Following the Board meeting held on October 4, 2017, the parties and their respective advisors finalized and executed the Merger Agreement and related transaction documents late in the evening on October 4, 2017. On the morning of October 5, 2017, before the opening of the NASDAQ Capital Market, the Company issued a press release announcing the execution of the Merger Agreement and the proposed acquisition of the Company. A copy of the press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and Transactions, including the Offer and the Merger, the Board consulted with the Company’s senior management and financial and legal advisors and considered a number of factors in recommending that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, including the following material factors:

•	Premium to Historical Market Prices. The Offer Price to be paid by Purchaser would provide the Company’s stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Board reviewed the historical market prices and trading information with respect to the Shares, including the fact that the Offer Price represents:

•	a premium of 100% over the $4.50 per Share last reported closing price when the Board convened on October 4, 2017, the last trading day prior to the Company’s execution of the Merger Agreement;

•	a premium of 103% to the Company’s volume weighted average trading price for the 30 trading days prior to and including October 2, 2017; and

•	a premium of 105% to the Company’s volume weighted average trading price for the five years prior to and including October 2, 2017.

•	Liquidity. The fact that the form of consideration to be paid in the Offer is cash, which provides certainty of value and immediate liquidity to the Company’s stockholders, while reducing long-term business and market risks related to the Company’s future growth prospectus.

•	Results of Discussions with Third Parties. The outcome of a comprehensive strategic alternative process during which 47 potential bidders (including both financial sponsors and strategic acquirers) were contacted, resulting in two preliminary indications of interest upon completion of the first phase of the process and one proposal (from Parent) being submitted in the second phase. The Board also considered that “Party A” (described above in this section under “Background of the Offer”), which in June 2017 submitted an unsolicited $8.00 per share non-binding indication of interest, subsequently withdrew from the strategic alternative process after concluding that some of the assumptions underlying its model were not borne out through diligence, that neither “Party B” nor “Party C” (each as described above in this section under the heading “Background of the Offer”) submitted an indication of interest in the second phase of the Company’s strategic alternative process, and that Party B had verbally indicated that, even with additional time beyond the bid deadline, it would not be in a position to increase its offer beyond $8.50 per share.

•	Financial Condition and Prospects of the Company. The Company’s current and historical business, financial condition, results of operations and competitive position as well as the Company’s long-term business plan and prospects if it were to remain an independent, stand-alone public company, including the prospective risks to the Company in such circumstances, such as with respect to the uncertainties of successfully implementing new business initiatives and operational improvements necessary to achieve its long-term business plans, as well as market risks, and the potential impact of those factors on the future trading price of the Shares.

•	No Financing Condition. The Board considered the fact that the Offer and the Merger are not subject to a financing condition and that Parent and Purchaser had access to sufficient cash to satisfy Parent’s and Purchaser’s obligations under the Merger Agreement.

•	Opinion of the Company’s Financial Advisor. The written opinion of GCA Advisors, LLC (“GCA Advisors”) to the effect that, as of October 4, 2017, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by GCA Advisors as set forth in its opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view, to such holders of Shares. The full text of GCA Advisors’ written opinion is attached hereto as Annex A. For further discussion of the GCA Advisors opinion, see “Opinion of the Company’s Financial Advisor” below.

•	Transaction Structure and Timing. The Board considered the structure of the transaction as a two-step transaction under Section 251(h) of the DGCL, which potentially enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not validly tender their Shares to Purchaser pursuant to the Offer or properly and validly perfect their Shares in accordance with their statutory appraisal rights under Section 262 of the DGCL will be entitled to receive the Merger Consideration, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending closing.

•	Likelihood of Closing. The likelihood that the Offer and the Merger would be consummated, including:

•	Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances;

•	The conditions to the Offer and the Merger are specific and limited, including the absence of a financing condition;

•	The Transactions are likely to be completed if a sufficient number of Shares are validly tendered pursuant to the Offer;

•	The likelihood of there being no significant regulatory impediments;

•	The business reputation and capabilities of Parent, Deltek and their affiliates, and by extension Purchaser, and their substantial financial resources, and the fact that Deltek has guaranteed all of Parent’s and Purchaser’s obligations under the Merger Agreement; and

•	The outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions.

•	Ability to Respond to Certain Unsolicited Acquisition Proposals. The Company’s ability, under certain circumstances, to furnish information to third parties making unsolicited acquisition proposals and to engage in discussions and negotiations with such third parties, along with the Board’s ability, under certain circumstances, to withdraw or change its recommendation in favor of the Offer in response to a superior proposal or to terminate the Merger Agreement in order to enter into an acquisition agreement relating to a superior proposal as determined by the Board in connection with carrying out its fiduciary duties, in each case, subject to the terms of the Merger Agreement and the Company paying Parent a termination fee (the “Company Termination Fee”) of $4 million concurrently with or shortly after such termination.

•	Availability of Appraisal Rights. The availability of statutory appraisal rights under Delaware law for the holders of Shares who do not validly tender their Shares pursuant to the Offer and who otherwise comply with the required procedures under Section 262 of the DGCL. For more information on appraisal rights, see “Item 8. Additional Information—Appraisal Rights” below.

•	In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by Company management and the Board, including, but not limited to, the following: No Participation in Future Benefit. The Company’s current stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the Transactions, including pursuant to the Company’s potential business initiatives.

•	Potential Transaction Costs and Related Risks. The costs involved in connection with entering into and completing the Transactions process and related actions, the time and effort of the Company’s management and certain other employees required to complete the Transactions process and related actions, and the related disruptions or potential disruptions to the Company’s business operations and future prospects, including its relationships with its employees, retailers, customers, suppliers, partners and others that do business or may do business in the future with the Company.

•	Potential Stockholder Litigation. The potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the Transactions.

•	Risks Associated with a Failure to Close and Public Announcement. The risk that the Transactions might not be completed and the effects of the resulting public announcement of termination of the Merger Agreement on:

•	The trading price of the Shares, which could be affected by many factors, including: (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company and (ii) the possibility that the marketplace would consider the Company to be a less attractive acquisition candidate going forward;

•	The Company’s operating results and financial condition, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement of the Company to pay the Company Termination Fee;

•	The ability to attract and retain key personnel and other employees; and

•	Relationships with the Company’s employees, retailers, customers, suppliers, partners and others that do business or may do business in the future with the Company.

•	Potential Competing Interests. The fact that the Company’s executive officers and directors have interests in the Transactions that are different from, or in addition to, those of the Company’s stockholders. For a further discussion of such potential conflicts of interest, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

•	Terms of Merger Agreement. Certain risks and restrictions contemplated by the terms of the Merger Agreement, including: (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from furthering business plans or undertaking business opportunities that may arise pending the completion of the Transactions or any other action the Company would otherwise take with respect to the operations of the Company absent the completion of the Transactions, including the Offer and the Merger), (ii) restrictions on imposed on soliciting competing proposals and (iii) payment of the Company Termination Fee that could become payable by the Company if the Company terminates the Merger Agreement to, among other things, accept a superior proposal.

•	Tax Treatment. The fact that the cash consideration paid in the Offer and the Merger would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

The Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions, including the Offer and the Merger, to the Company’s stockholders outweighed the risks and uncertainties of the Merger Agreement and the Transactions, including the Offer and the Merger.

Accordingly, in light of the information and factors described above, among other things, the Board unanimously (i) determined that Merger Agreement and the Transactions are fair to and in the best interests of the Company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions in accordance with the DGCL, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but includes the material information and factors and analyses considered by the Board in reaching its determinations and recommendation. Due to the variety of information and factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific information and factors considered in reaching its determinations and recommendation, but instead considered the totality of the information and factors involved. Moreover, each member of the Board applied his own individual judgment to the process and may have given different weight to different information and factors. In reaching its determinations and recommendation, the Board was aware of the interests of the Company’s executive officers and directors as described in the section “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

Opinion of the Company’s Financial Advisor.

The Company retained GCA Advisors to act as its financial advisor in connection with the Merger and the Offer. On October 4, 2017, GCA Advisors delivered its opinion to the Board that, as of that date, the Offer Price to be received by the holders of Shares entitled to receive such consideration pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Shares.

The full text of the written opinion delivered by GCA Advisors to the Board, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by GCA Advisors, is attached as Annex A to this Schedule 14D-9. You should read the opinion carefully in its entirety.

GCA Advisors delivered its opinion to the Board for the benefit and use of the Board in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. The Company determined the consideration its stockholders would receive in the Transactions through negotiations with Parent. GCA Advisors’ opinion does not constitute a recommendation to the Board or any committee thereof, its stockholders, or any other person as to any specific action that should be taken in connection with the Offer or the Merger, including whether the Company’s stockholders should accept the Offer and tender their shares to Purchaser pursuant to the Offer. GCA Advisors’ opinion was approved by a fairness committee of GCA Advisors.

The opinion addresses only whether the Offer Price to be received by the holders of Shares entitled to receive such consideration pursuant to the Merger Agreement is fair, from a financial point of view, to such holders of Shares. The opinion does not address the Company’s underlying business decision to enter into the Merger Agreement, or the relative merits of the Offer and the Merger as compared to any alternatives that may be available to the Company. GCA Advisors was not asked to, nor has it, offered any opinion as to the material terms of the Merger Agreement or the structure of the Offer and the Merger. Further, the opinion does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any of the Company’s executive officers, directors or employees, or class of such persons, including, without limitation, in relation to the Offer Price.

For purposes of its opinion, GCA Advisors:

(i)	reviewed a draft, dated October 4, 2017, of the Merger Agreement and certain related documents;

(ii)	reviewed certain publicly available financial statements and other business and financial information of the Company;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the Company’s management;

(iv)	reviewed the financial projections relating to the Company prepared by the Company’s management and included in the 2020 Plan (as described in the section “Certain Company Forecasts” below);

(v)	discussed the past and current operations and financial condition and the prospects of the Company with the Company’s management;

(vi)	reviewed and discussed with the Company’s management certain alternatives to the Offer and the Merger;

(vii)	reviewed and discussed with the Company’s management its view of the strategic rationale for the Offer and the Merger;

(viii)	reviewed the recent reported closing prices and trading activity for the Company’s common stock;

(ix)	compared the financial performance of the Company and the prices and trading activity of the common stock of the Company with that of certain other comparable publicly-traded companies and their securities that GCA Advisors believed to be generally relevant in evaluating the business of the Company;

(x)	reviewed the financial terms, to the extent publicly available, of certain comparable transactions that GCA Advisors believed to be generally relevant in evaluating the Company’s business;

(xi)	evaluated a discounted cash flow analysis based on the Company’s management’s projected future cash flows of the Company;

(xii)	reviewed the premium to the stock price of certain comparable transactions that GCA Advisors believed to be generally relevant in evaluating the business of the Company;

(xiii)	participated in discussions and negotiations among representatives of the Company and Parent; and

(xiv)	performed such other analyses and considered such other factors as GCA Advisors deemed appropriate.

In preparing its opinion, GCA Advisors assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of the opinion. GCA Advisors did not undertake any responsibility for the accuracy, completeness or independent verification of such information. With respect to the financial and cash flow projections of the Company, GCA Advisors assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and that such projections provided a reasonable basis for the opinion. GCA Advisors assumes no responsibility for and expressed no view as to such projections or the assumptions on which they were based. In addition, GCA Advisors assumed that the Offer and the Merger would be consummated in accordance with the terms set forth in the October 4, 2017 draft Merger Agreement furnished to GCA Advisors, without waiver by any party of any material rights thereunder, or any amendment or modification thereto and that the representations and warranties contained in the Merger Agreement made by the parties thereto were true and correct in all respects material to GCA Advisors’ analysis. GCA Advisors also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be timely obtained without restriction. The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to GCA Advisors as of, October 4, 2017. GCA Advisors assumes no responsibility to update or revise its opinion based upon events or circumstances occurring or becoming known to it after October 4, 2017.

GCA Advisors did not make any independent investigation of any legal, accounting or tax matters affecting the Company or the Offer or the Merger, and it assumed the correctness of all legal, accounting and tax advice given to the Company and the Board. GCA Advisors was not asked to prepare, nor has it prepared, an appraisal of any of the assets or liabilities of the Company or concerning the solvency or fair value of the Company, nor has GCA Advisors been furnished with any such appraisals, and its opinion should not be construed as such. GCA Advisors was requested to and did initiate discussions with and solicit indications of interest from certain third parties with respect to a possible transaction with the Company. GCA Advisors also took into account its experience in transactions that it believes to be generally comparable or relevant, as well as its experience in securities valuation in general.

The following represents a summary of the material financial analyses performed by GCA Advisors in connection with delivering its opinion to the Board. Some of the summaries of financial analyses performed by GCA Advisors include information presented in tabular format. In order to fully understand the financial analyses performed by GCA Advisors, the Company’s stockholders should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by GCA Advisors.

Historical Trading Range Analysis

Based on public information, GCA Advisors reviewed historical data with regard to the trading prices of the Company’s common stock for (i) the six-month period ended October 2, 2017 (the “Six-Month Trading Period”),

(ii) the twelve-month period ended October 2, 2017 (the “LTM Trading Period”) and (iii) the five-year period ended October 2, 2017 (the “Five-Year Trading Period”). Summaries of the trading prices of the Company’s common stock in the Six-Month Trading Period, the LTM Trading Period and the Five-Year Trading Period are listed below:

	Lowest Trading Price	Highest Trading Price
Six-Month Trading Period	$4.15	$4.85
LTM Trading Period	$3.95	$5.24
Five-Year Trading Period	$3.09	$5.45

GCA Advisors noted that the Offer Price was above the range of trading prices for the Company’s common stock for each of the Six-Month Trading Period, the LTM Trading Period and the Five-Year Trading Period.

Comparable Company Analysis

Based on public and other available information, GCA Advisors calculated the multiples of enterprise value to (i) revenue (such multiples, the “Revenue Multiples”) and (ii) earnings before interest, taxes, depreciation and amortization, adjusted to exclude stock-based compensation and certain non-recurring expenses (“Adjusted EBITDA”, and such multiples, the “Adjusted EBITDA Multiples”), in each case for calendar year 2016 and estimated calendar years 2017 and 2018, for selected software companies, based on the closing prices of common shares for such comparable companies as of October 2, 2017. GCA Advisors utilized Wall Street analyst research, CapitalIQ and certain publicly available financial statements and press releases to analyze the relevant metrics. GCA Advisors believes that the six companies listed below (the “Comparable Companies”) have similar operating metrics to that of the Company, but noted that none of these companies have the same management, composition, industry, size or operations as the Company:

Company
Axway Software SA
BazaarVoice, Inc.
Brightcove Inc.
ChannelAdvisor Corporation
Monotype Imaging Holdings Inc.
QAD Inc.

Summary Revenue Multiples and Adjusted EBITDA Multiples for calendar year 2016 and estimated calendar years 2017 and 2018 are listed below:

	Revenue Multiples			Adjusted EBITDA Multiples
	CY2016A	CY2017E	CY2018E	CY2016A	CY2017E	CY2018E
Min	1.6x	1.5x	1.5x	9.3x	9.9x	8.9x
Max	4.3x	3.8x	3.5x	32.4x	20.1x	30.4x
Median	2.0x	1.9x	1.8x	21.3x	18.7x	16.1x

While the comparable company analysis compared the Company to six software companies, based on the closing prices of common shares as of October 2, 2017, GCA Advisors did not include every company that could be deemed to be a participant in this same industry or in the specific sectors of this industry.

Based on these comparable companies, GCA Advisors determined a range of Revenue Multiples and Adjusted EBITDA Multiples to be applied to the Company’s revenue and Adjusted EBITDA for calendar year 2016 and estimated calendar years 2017 and 2018. The following table sets forth the Revenue Multiples and Adjusted EBITDA Multiples for the Company indicated by this analysis, the implied equity values of the Company and the implied per share values to the Company’s stockholders:

	Multiple Range(1)		Implied Equity Value(2)		Implied Per Share Value(3)
	Low	High	Low	High	Low	High
CY2016A Revenue Multiples	1.7x	2.4x	$49	$65	$6.33	$8.36
CY2017E Revenue Multiples	1.7x	2.2x	$47	$62	$6.16	$7.92
CY2018E Revenue Multiples	1.6x	2.0x	$50	$63	$6.55	$8.12
CY2016A Adjusted EBITDA Multiples	13.5x	28.9x	$38	$74	$5.05	$9.45
CY2017E Adjusted EBITDA Multiples	14.3x	19.4x	$36	$47	$4.84	$6.15
CY2018E Adjusted EBITDA Multiples	13.7x	28.7x	$24	$43	$3.21	$5.63

(1)	Range based on 25th Percentile and 75th Percentile of the relevant comparable group, as applicable.
(2)	Implied equity value dollar amounts in millions.
(3)	Implied Share Value calculated based on fully-diluted shares outstanding calculated using treasury stock method, 7,322,893 shares of common stock, 988,251 stock options and 25,000 restricted stock units used for the calculation. Net debt assumed to be negative $6,038,000, in accordance with the balance sheet for the second quarter 2017.

GCA Advisors noted that the Offer Price was above the range of implied per share value for each of the CY2016A Revenue Multiples, CY2017E Revenue Multiples, CY2018E Revenue Multiples, CY2017E Adjusted EBITDA Multiples and CY2018E Adjusted EBITDA Multiples and within the range of implied per share value for the CY2016A Adjusted EBITDA Multiples.

Comparable Transactions Analysis

Based on public and other available information, GCA Advisors calculated (to the extent relevant financial data was available or meaningful) the Revenue Multiples and Adjusted EBITDA Multiples for the applicable last-twelve-month period (“LTM”) and next-twelve-month period (“NTM”) for the following selected comparable acquisitions of small market capitalization software companies occurring in the twelve months ended October 2, 2017. GCA Advisors utilized Wall Street analyst research, CapitalIQ and certain publicly available financial statements and press releases to analyze the relevant LTM and NTM metrics. The transactions used in this comparison were selected because the respective target company possessed similar operating metrics to the Company.

The transactions analyzed, together with their respective announcement dates, are listed below:

Announcement Date	Acquirer	Target
9/28/2017	Dassault Systèmes S.A.	Exa Corporation
7/26/2017	Open Text Corporation	Guidance Software, Inc.
7/18/2017	Sizmek Inc.	Rocket Fuel, Inc.
6/22/2017	Enel Green Power North America, Inc.	EnerNOC, Inc.
6/21/2017	Expedition Holdings LLC	Ari Network Services, Inc.
6/5/2017	Open Text Corp.	Covisint Corporation
5/1/2017	Wave Systems Corp.	Jive Software, Inc.
2/23/2017	Saba Software, Inc.	Halogen Software, Inc.

Summary enterprise value to LTM and NTM Revenue Multiples and Adjusted EBITDA Multiples for these transactions are listed below:

	Revenue Multiples		Adjusted EBITDA Multiples
	LTM	NTM	LTM	NTM
Min	0.4x	0.3x	13.9x	12.6x
Max	5.3x	4.7x	34.3x	18.0x
Median	1.9x	1.8x	19.4x	15.1x

No company or transaction used in the comparable transactions analyses is identical to the Company or the Offer and the Merger. GCA Advisors noted that none of these companies have the same management, composition, industry, size or operations as the Company. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies and transactions to which the Company, the Offer and the Merger, respectively, are being compared.

Based on these comparable transactions, GCA Advisors determined a range of potential Revenue Multiples and Adjusted EBITDA Multiples to be applied to the Company’s revenue and Adjusted EBITDA for the LTM period for the twelve months ended June 30, 2017 and expected revenue and expected Adjusted EBITDA for the NTM period for the twelve months ending June 30, 2018. The following table sets forth the multiples indicated by this analysis, the implied equity value of the Company, and the implied per share values to the Company’s stockholders based on the estimated financial metrics for the Company provided by the Company’s management:

	Multiple Range(1)		Implied Equity Value(2)		Implied Per Share Value(3)
	Low	High	Low	High	Low	High
LTM Revenue Multiples	0.9x	2.5x	$29	$67	$3.93	$8.61
NTM Revenue Multiples	1.3x	2.4x	$39	$67	$5.15	$8.58
LTM Adjusted EBITDA Multiples	15.5x	21.7x	$43	$58	$5.61	$7.41
NTM Adjusted EBITDA Multiples	14.0x	15.3x	$29	$31	$3.93	$4.19

(1)	Range based on 25th percentile and 75th percentile of the relevant comparable group, as applicable.
(2)	Implied equity value dollar amounts in millions.
(3)	Implied Share Value calculated based on fully-diluted shares outstanding calculated using treasury stock method, 7,322,893 shares of common stock, 988,251 stock options and 25,000 restricted stock units used for the calculation. Net debt assumed to be negative $6,038,000, in accordance with the balance sheet for the second quarter 2017.

GCA Advisors noted that the Offer Price was above the range of implied per share value for each of the LTM Revenue Multiples, the NTM Revenue Multiples, the LTM Adjusted EBITDA Multiples and the NTM Adjusted EBITDA Multiples.

Premiums Analysis

GCA Advisors reviewed the consideration paid in completed or announced acquisitions of 21 United States publicly traded technology target companies with transaction equity values between $50 million and $250 million, which acquisitions were paid for with consideration consisting of at least 90% percent cash, announced or completed in the three-year period ended October 2, 2017. GCA Advisors calculated the premiums paid in these transactions over the one-trading day spot price and the volume weighted average stock price, or VWAP, of the target company for a period of 30 trading days prior to the announcement of the proposed acquisition, and calculated the implied per share value to the Company’s stockholders within a selected range of each of these metrics, as applied to the one-trading day spot price and the 30-trading day volume weighted average of the Company closing stock prices.

The premiums paid in these transactions over the applicable stock price of the target company one trading day and volume weighted average of thirty trading days prior to the announcement of the proposed acquisition are listed below:

	1-Trading Day Spot Price Premium	30-Trading Day VWAP Premium
Min	(3%)	(9%)
Max	254%	241%
Median	40%	48%

The implied Offer Price premiums paid over the Company’s common stock one-trading day spot price and 30-trading day volume weighted average price prior to the announcement of the acquisition are listed below:

	1-Trading Day Spot Price Premium	30-Trading Day VWAP Premium
Onvia at Offer Price	100%	103%

Based on these observed premiums paid, GCA Advisors determined a range of potential premiums to be applied to the Company’s one-trading day spot price and 30-trading day volume weighted average price. The following table sets forth the premiums indicated by this analysis and the implied per share values to the Company’s stockholders:

	Premium Range(1)		Implied Per Share Value(2)
	Low	High	Low	High
1-Trading Day Spot Price Premium	9%	86%	$4.89	$8.35
30-Trading Day VWAP Premium	18%	98%	$5.24	$8.77

(1)	Range based on 25th percentile and 75th percentile of the relevant comparable group, as applicable.
(2)	Implied Share Value calculated based on fully-diluted shares outstanding calculated using treasury stock method, 7,322,893 shares of common stock, 988,251 stock options and 25,000 restricted stock units used for the calculation. Net debt assumed to be negative $6,038,000, in accordance with the balance sheet for the second quarter 2017.

GCA Advisors noted that the premium implied by the Offer Price was above the range of values implied by the one-trading day spot price and 30-trading day volume weighted average range of premiums selected based on the closing price of the Company’s common stock for the one trading day period and the volume weighted average trading price of the Company’s common stock for the 30-trading day period prior to October 2, 2017.

Discounted Cash Flow Analysis

GCA Advisors used forecasts of the Company for the fourth quarter of calendar year 2017, and for calendar years 2018 through 2020, in each case as estimated by the Company’s management and reviewed by the Board, to perform a discounted cash flow analysis. In conducting this analysis, GCA Advisors assumed that the Company would perform in accordance with the 2020 Plan (as defined below in this section under the heading “Certain Company Forecasts”). GCA Advisors estimated terminal values by applying terminal revenue multiples of 1.0x to 2.0x, based on GCA Advisors’ comparative analysis and its judgment, and then discounted the cash flows projected through calendar year 2020 and the terminal values to present values using rates ranging from 17.5% to 22.5%. GCA Advisors considered publicly available data, CapitalIQ financial databases and Duff & Phelps data published on Duff & Phelps’s website and in Duff & Phelps’s 2015 Valuation Handbook—Guide to Cost of Capital when analyzing the range of discount rates for the Company, including: (i) the normalized 20-year U.S. Treasury yield published by Duff & Phelps on Duff & Phelps’s website, as of September 5, 2017, (ii) beta estimates for Comparable Companies from CapitalIQ financial databases, (iii) Duff & Phelps’s recommended U.S. equity market risk premium published by Duff & Phelps on Duff & Phelps’s website, as of

September 5, 2017 and (iv) size premium based on the market capitalization of the Company, based on Duff & Phelps’s 2015 Valuation Handbook—Guide to Cost of Capital. This method of analysis indicated a range of implied per share values ranging from $5.37 to $9.43, based upon an implied fully-diluted outstanding share count. GCA Advisors noted that the per share value implied by the Offer Price was within the range of share values for the Shares implied by the discounted cash flow analysis.

Miscellaneous

The foregoing description is only a summary of the analyses and examinations that GCA Advisors deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by GCA Advisors. The preparation of a fairness opinion necessarily is a complex process involving subjective judgment and is not necessarily susceptible to partial analysis or summary description. GCA Advisors believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Board. In addition, GCA Advisors may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of GCA Advisors with respect to the actual value of the Company.

In performing its analyses, GCA Advisors made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by GCA Advisors are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by GCA Advisors with respect to its opinion and were provided to the Board in connection with the delivery of the GCA Advisors opinion that, as of October 4, 2017, the Offer Price to be received by the holders of Shares entitled to receive such consideration pursuant to the Merger Agreement is fair, from a financial point of view, to such holders of Shares. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, GCA Advisors’ opinion and presentation were among the many factors the Board took into consideration in reaching its determination to approve the Merger Agreement, and should not be viewed as determinative of the views of the Board or the Company’s management with respect to the Offer, the Merger or the Offer Price. GCA Advisors did not recommend any specific consideration to the Board or state that any specific offer price constituted the only appropriate offer price.

GCA Advisors has acted as financial advisor to the Board in connection with the Offer, the Merger and its opinion and will receive a fee for its services. The aggregate fee payable to GCA Advisors in connection with the Transactions is $1.5 million, the substantial majority of which is contingent upon the successful consummation of the Offer. A portion of the fee also became payable upon delivery of GCA Advisors’ fairness opinion on October 4, 2017. In addition, the Company has agreed to reimburse GCA Advisors’ expenses and indemnify GCA Advisors against certain liabilities arising out of its engagement.

Except as described above, in the two years prior to October 4, 2017, GCA Advisors has not provided financial advisory and financing services for the Company other than pursuant to GCA Advisors’ engagement in respect of a possible acquisition transaction. GCA Advisors has not, at any time, provided financial advisory services for Parent. However, GCA Advisors may seek to provide such services to Parent in the future and receive fees for such services.

Certain Company Forecasts.

The Company does not, as a matter of course, publicly disclose long-range plans or financial projections as to its future financial performance due to, among other things, the unpredictability of the underlying assumptions and estimates. In June 2017, in connection with the Company’s strategic review process, the Company’s management developed long-range projections to assist the Board with its evaluation of the strategic alternatives, including the Party A Proposal. We refer to these projections as the “2020 Plan.”

The 2020 Plan was based on a one-year internal strategic operating plan approved by the Board in March 2017, which included new key initiatives implemented by Mr. Mann upon his appointment as CEO on January 30, 2017, and four-year summary projections prepared by management in connection with that one-year operating plan. At the direction of the Board, the 2020 Plan was developed to provide additional guidance on the performance of existing solutions and on the potential of proposed future investments to accelerate growth, and it was updated in both July and August of 2017 to align with the Company’s performance in 2017 year-to-date. The 2020 Plan blends the projections for the existing solutions currently sold or in development by the Company and the accelerated growth projections related to increased investment in adjacent Business to Government (or “B2G”) solutions. The 2020 Plan, as updated in August 2017, was provided to prospective bidders that remained active in the Company’s strategic alternative process as of August 2017. It was also included in various written materials provided to the Board by GCA Advisors during August, September and October 2017 Board meetings.

The 2020 Plan was the only long-range plan or financial projections with respect to the Company provided by Company management to each of the Board, GCA Advisors, Parent and Purchaser, as well as to each of the other prospective bidders that participated in the Company’s strategic review process, for the purpose of performing their financial analysis in connection with the Transactions. The 2020 Plan represented the best available estimates and good faith judgments of the management of the Company as to the Company’s future financial performance. Company management directed GCA Advisors to rely on the 2020 Plan, as updated in August 2017, in performing its financial analyses and arriving at its fairness opinion attached as Annex A hereto.

Because the 2020 Plan was made available to the Board, GCA Advisors, Parent, Purchaser, and their advisors, a summary is being included in this Schedule 14D-9. However, the inclusion of the 2020 Plan should not be regarded as an indication that the Company, the Board, Parent, Purchaser or their respective advisors considered, or now considers, the 2020 Plan to be a reliable prediction of future results. The 2020 Plan is not being included in this Schedule 14D-9 to influence any stockholder in making any investment decision with respect to the Offer or the Merger, including whether to accept the Offer and tender Shares to Purchaser pursuant to the Offer or whether or not to seek appraisal rights with respect to the Shares.

The following is a summary of the 2020 Plan:

Fiscal Year	2017E	2018E	2019E	2020E
	(in thousands)
Revenue	$24,852	$28,045	$34,648	$48,880
Adjusted EBITDA(1)	$2,117	$1,280	$3,682	$12,164
Capital Expenditures	$1,571	$3,955	$5,108	$4,886

1)	Adjusted EBITDA in the 2020 Plan is defined as net income (loss) plus depreciation, amortization and stock compensation expense and less Interest income, net. Adjusted EBITDA also excludes the impact of approximately $950,000 in CEO transition and reorganization costs incurred in 2017 and not expected to reoccur in the normal course of business.

About Non-GAAP Financial Measures

The 2020 Plan includes Adjusted EBITDA, a measure that was not prepared in accordance with United States generally accepted accounting principles (“GAAP”), because Company management believed such measure would be useful to the Board and potential bidders in evaluating the prospects of the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of Adjusted EBITDA may differ from others in its industry and is not necessarily comparable with information presented under similar sounding captions used by other companies.

For purposes of the 2020 Plan, the Company defines Adjusted EBITDA as net income (loss) adjusted for interest, income taxes, depreciation and amortization, stock-based compensation, and certain non-operating gains or losses, such as interest, and excluding the impact of approximately $950,000 in CEO transition and reorganization costs in 2017 that are not expected to reoccur in the normal course of business. The most directly comparable GAAP financial measure is GAAP net income (loss). Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. The Company compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA only as a supplement.

The following is a reconciliation of Adjusted EBITDA as set forth in the 2020 Plan to net income (loss), the most directly comparable GAAP financial measure:

Fiscal Year	2017E	2018E	2019E	2020E
	(in thousands)
Net Income (Loss)	($2,429)	($2,554)	($1,077)	$6,349
Depreciation, amortization and other	3,075	3,405	4,330	5,386
Stock compensation expense(1)	561	467	467	467
Interest income, net	(41)	(39)	(39)	(39)
Non-recurring charges(2)	950	—	—	—

Adjusted EBITDA	2,117	1,280	3,682	12,164

1)	Includes non-cash stock compensation for executives, non-employee directors and employees.
2)	Non-recurring charges includes CEO transition costs related to the hiring of our CEO R. Mann, and corporate restructuring costs related to the corporate reorganization undertaken in the 1st half of 2017.

Additional Information Concerning the 2020 Plan

The 2020 Plan was not prepared with a view toward public disclosure or with a view toward compliance with (1) GAAP, (2) the published guidelines of the SEC regarding projections and forward-looking statements, or (3) the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Moss Adams LLP, the Company’s independent registered public accounting firm, nor any other independent registered public accounting firm, have examined, reviewed, compiled or otherwise performed any procedures with respect to the 2020 Plan, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, they assume no responsibility for, express no opinion on, and disclaim any association with, such information.

Although a summary of the 2020 Plan is presented with numerical specificity, it reflects numerous assumptions and estimates as to future events made by the Company’s management, taking into account the relevant information available to the Company’s management at the time. This information is not factual and may not be necessarily indicative of actual future results. Important factors that may affect actual results and cause the 2020 Plan not to be achieved include general economic conditions, the Company’s ability to achieve projected sales, accuracy of certain accounting assumptions, changes in actual or projected cash flows and competitive pressures, among others. In addition, the 2020 Plan does not take into account any circumstances or events occurring after the date that the projections were prepared and does not give effect to the Offer or the Merger. As a result, we cannot assure you that the 2020 Plan, or the numbers contained therein, could be realized, and actual results may be materially better or worse than those contained in the 2020 Plan. The 2020 Plan covers multiple years, and such information by its nature becomes less reliable with each successive year. The inclusion of the 2020 Plan in this Schedule 14D-9 should not be regarded as an indication that the Board, the Company, Purchaser, Parent or any of their respective affiliates or representatives or any other recipient of this information considered, or now considers, the 2020 Plan to be predictive of actual future results and should not be deemed an admission or representation by the Company that the 2020 Plan is viewed by the Company as material information of the Company, and in fact, the Company does not view the 2020 Plan as material because of the inherent risks and uncertainties associated with such long range forecasts. Except as may be required by law, the Company does not intend to update or otherwise revise the 2020 Plan to reflect circumstances existing after the date when made or to reflect the occurrence of future events. In light of the foregoing factors and the uncertainties inherent in the 2020 Plan, stockholders are urged to not place undue reliance on the 2020 Plan. The 2020 Plan should be evaluated, if at all, with the Company’s historical financial statements and other information regarding the Company contained in this Schedule 14D-9 and other Company filings made with the SEC.

The 2020 Plan consists entirely of forward-looking statements. Although the Company believes the assumptions underlying the 2020 Plan to be reasonable, all projections are inherently uncertain, and the Company expects that there will be potentially material differences between actual and projected results. Such differences may result from the realization of any of numerous risks and uncertainties, including, but not limited to, the important factors listed below under “Item 8. Additional Information—Forward-Looking Statements,” below, under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, subsequent Quarterly Reports on Form 10-Q, and other Company filings made with the SEC. Accordingly, there can be no assurance that the assumptions made in preparing the 2020 Plan will prove accurate or that any of the results in the 2020 Plans will be realized.

Intent to Tender.

As of October 17, 2017, the executive officers and directors of the Company collectively beneficially owned 828,874 Shares (excluding Shares issuable upon exercise of Company stock options and Company restricted stock units), representing approximately 11% of the then-outstanding Shares and, to the knowledge of the Company after making reasonable inquiry, each executive officer and director of the Company currently intends to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such person.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Company retained GCA Advisors to serve as its financial advisor in connection with the Transactions, and, in connection with such engagement, GCA Advisors delivered its fairness opinion to the Board, as described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” above, which is filed as Annex A hereto. The Company selected GCA Advisors as its financial advisor because, among other things, it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

GCA Advisors will receive compensation of $1.5 million upon consummation of the Offer, against which an opinion fee that became payable by the Company following delivery by GCA Advisors of its fairness opinion will be credited. The success based fee represents the substantial majority of the total fee payable to GCA Advisors in connection with the Transactions. The Company has also agreed to reimburse GCA Advisors for its reasonable out-of-pocket expenses incurred in performing its services and to indemnify GCA Advisors for certain liabilities that may arise out of GCA Advisors’ engagement by the Company.

See “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” and “—Opinion of the Company’s Financial Advisor” above, for additional information related to GCA Advisors’ retention as the Company’s financial advisor, which is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as relates to that described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information.

Golden Parachute Compensation.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates,” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated at such time. If the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex B. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who validly tender their Shares pursuant to the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer, (2) timely demand appraisal and otherwise follow the procedures set forth in Section 262 of the DGCL and (3) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined by the Delaware Court of Chancery to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Effective Time and the date of payment and will be compounded quarterly; provided, however, that if at any time before the Delaware Court of Chancery enters judgment in the appraisal proceeding, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case any such interest will accrue after the time of such payment only on the amount that equals the sum of (1) the difference, if any, between the amount so paid and the “fair value” of the Shares as determined by the Delaware Court of Chancery and (2) any interest accrued prior to the time of such voluntary payment, unless paid at such time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

The “fair value” as determined by the Delaware Court of Chancery could be greater than, less than or the same as the Offer Price or the Merger Consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	no later than the later of the consummation of the Offer, which shall occur on the date on which Purchaser irrevocably accepts for purchase Shares validly tendered in the Offer, and 20 days after the initial mailing of this Schedule 14D-9 (which date of mailing was October 19, 2017), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer (or otherwise waive your appraisal rights); and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2). However, only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the Merger’s effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

All written demands for appraisal should be addressed to:

Onvia, Inc.

509 Olive Way, Suite 400

Seattle, Washington 98101

Attention: Chief Financial Officer and Senior Vice President

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares, in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company (or the Surviving Corporation) is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company (or the Surviving Corporation) will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Delaware Court of Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. However, the

Surviving Corporation has the right, at any point prior to the Delaware Court of Chancery’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder seeking appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL, interest will accrue thereafter only on the sum of (1) the difference, if any, between the amount paid by the Surviving Corporation in such voluntary cash payment and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest accrued before such voluntary cash payment, unless paid at that time.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” In Tri-Continental Corporation v. Battye, the Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of any appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent, Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent, Purchaser and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the Merger Consideration upon the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) at or following the time at which such person became an interested stockholder, the business combination is

(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “moratorium,” “control share,” “business combination,” “takeover,” “fair price,” “interested stockholder” or other similar anti-takeover statute or regulation that may be applicable to the Transactions. Furthermore, neither Parent nor Purchaser is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

The Company’s principal executive office is located in Seattle, Washington. In certain circumstances, Chapter 23B.19 of the Washington Business Corporations Act (the “WBCA”) may affect attempts to acquire control of the Company. In general, under Chapter 23B.19 of the WBCA, a plan of merger between a “target corporation” (as defined in Chapter 23B.19 of the WBCA) and an “acquiring person” (defined as a person or group of persons, other than the target corporation or a subsidiary of the target corporation, who is the beneficial owner of voting shares entitled to cast votes comprising 10% or more of the voting power of the target corporation) can only be consummated if the board of directors recommends the plan of merger to the shareholders and (1) the merger or acquiring person’s share acquisition is approved by the board of directors prior to the acquiring person’s share acquisition time, or (2) the merger is approved by the board of directors and at least two-thirds of the votes entitled to be cast by the outstanding voting shares of the target corporation (excluding shares beneficially held by the acquiring person), unless five years have elapsed after the acquiring person acquired the shares or certain price and other conditions are satisfied. Under Chapter 23B.19 of the WBCA, the term “target corporation” includes a corporation incorporated in a state other than Washington if that corporation has a class of securities registered under the Exchange Act and certain other conditions relating to the location of its principal executive office, residence of its stockholders, residence of its employees and location of its tangible assets are met. Although the Company has not determined whether it meets the definition of a “target corporation” under these tests, the Board has approved of the entry into the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and has taken all appropriate action, so that Chapter 23B.19 of the WBCA, with respect to the Company, will not be applicable to Parent and Purchaser by virtue of such actions.

The Company is not aware of any other state anti-takeover laws or regulations that are applicable to the Transactions, including the Offer and the Merger, and has not attempted to comply with any state anti-takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state anti-takeover law to the Transactions, including the Offer and the Merger, or other business combination between Parent, Purchaser and the Company, each of Parent, Purchaser and the Company will take such action as then appears desirable to cause such state anti-takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state anti-takeover statutes is applicable to the Transactions, including the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Transactions, including the Offer and the Merger, Parent and Purchaser, as applicable, might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent and Purchaser, as applicable, might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger, as applicable. In such case, Parent and Purchaser, as applicable, may not be obligated to accept for payment or pay for any tendered Shares.

Stockholder Approval of the Merger Not Required.

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for stock of a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the target corporation. Accordingly, the parties have agreed that, subject to the conditions specified in the Merger Agreement, including if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer (together with the Shares then owned by Purchaser, if any) is one Share more than 50% of the then outstanding Shares, the Merger will be effected as soon as practicable following such consummation without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. The Company’s certificate of incorporation has no restrictions relating to a merger or business combination being undertaken pursuant Section 251(h) of the DGCL.

In addition, as further described above, no vote of stockholders is required under Section 203 of the DGCL as the Board has approved the Merger Agreement and the Transactions for purposes of Section 203 and neither Parent nor Purchaser is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Conditions to the Offer.

The information regarding the conditions of the Offer contained in Section 13 of the Offer to Purchase is incorporated herein by reference.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, subsequent Quarterly Reports on Form 10-Q, and other Company filings made with the SEC.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements in addition to historical and other information. The Company uses words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking forward,” “may,” “plan,” “potential,” “project,” “should,” “target,” “will” and “would,” or any variations of these words, or other words with similar meanings to or that otherwise, identify forward-looking statements. All statements that address activities, events, performance or developments that the Company intends, expects or believes may occur in the future are forward-looking statements. Forward-looking statements may relate to such matters as the Offer, its consummation and the completion of the Transactions, as well as the Company’s industry, business strategy, goals, projections and expectations concerning the Company’s market positions, future operations, future performance, results or condition, margins, profitability, capital expenditures, liquidity and capital resources, interest rates and other financial and operating information and the outcome of contingencies such as legal and administrative proceedings.

The following are some of the factors and uncertainties that could cause actual future results, performance, condition and events to differ, including materially, from those expressed in any forward-looking statements: (1) uncertainties as to the timing of the proposed transactions relating to the Offer; (2) the risk that the Transactions, including the Offer and the Merger, may not be completed in a timely manner or at all; (3) uncertainties as to the percentage of the Company’s stockholders that will support the Transactions and tender their Shares pursuant to the Offer; (4) the possibility that competing offers or acquisition proposals for the Company will be made; (5) the possibility that any or all of the various conditions to the consummation of the

Transactions may not be satisfied or waived; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement (such as the occurrence of a material adverse effect), including in circumstances that would require the Company to pay a termination fee or other expenses; (7) the effect of the announcement or pendency of the Transactions on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, and its operating results and business generally; (8) risks related to diverting management’s attention from the Company’s ongoing business operations; (9) the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; (10) effects of changes in the general business, political and economic climates; and (11) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, subsequent Quarterly Reports on Form 10-Q filings, and other Company filings made with the SEC.

These forward-looking statements reflect the Company’s expectations as of the date of this Schedule 14D-9. Factors or events that could affect the Merger or cause actual events, results or performance to differ, including materially, may emerge from time to time, and it is not possible for the Company to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made by the Company in this Schedule 14D-9 speak only as of the date hereof. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed herein, consistent with the Company’s obligations under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated October 19, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Project Diamond Intermediate Holdings Corporation, Project Olympus Merger Sub, Inc. and Deltek, Inc. on October 19, 2017 (the “Schedule TO”) (File No. 005-58749)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO (File No. 005-58749)).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO (File No. 005-58749)).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO (File No. 005-58749)).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO (File No. 005-58749)).

(a)(5)(A)	Text of Press Release dated October 5, 2017 issued by Onvia, Inc. (incorporated by reference to Exhibit 99.1 to Onvia, Inc.’s Current Report on Form 8-K filed October 5, 2017 (File No. 001-35164)).

(a)(5)(B)	Russell Mann email to Onvia employees dated October 5, 2017 (incorporated by reference to Exhibit 99.1 to Onvia, Inc.’s Schedule 14D-9-C filed October 5, 2017 (File No. 005-58749)).

(a)(5)(C)	Russell Mann email to Onvia customers dated October 5, 2017 (incorporated by reference to Exhibit 99.2 to Onvia, Inc.’s Schedule 14D-9-C filed October 5, 2017 (File No. 005-58749)).

(a)(5)(D)	Frequently Asked Questions, distributed on October 5, 2017 (incorporated by reference to Exhibit 99.3 to Onvia, Inc.’s Schedule 14D-9-C filed October 5, 2017 (File No. 005-58749)).

(a)(5)(E)	Summary Newspaper Advertisement as published in The Wall Street Journal on October 19, 2017 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO (File No. 005-58749)).

(a)(5)(F)	Opinion of GCA Advisors, LLC dated October 4, 2017 (included as Annex A to this Schedule 14D-9).

(a)(5)(G)	Press Release issued by Deltek, Inc. on October 19, 2017 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO (File No. 005-58749)).

(e)(1)	Agreement and Plan of Merger, dated as of October 4, 2017, by and among Onvia, Inc., Project Diamond Intermediate Holdings Corp. and Project Olympus Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Onvia, Inc.’s Current Report on Form 8-K filed October 5, 2017 (File No. 001-35164)).

(e)(2)	Confidentiality Agreement, dated as of August 1, 2017, by and between Onvia, Inc. and Roper Technologies, Inc.

(e)(3)	Employment and Noncompetition Agreement dated December 30, 2016 between Russell Mann and Onvia, Inc. (incorporated by reference to Exhibit 10.1 to Onvia, Inc.’s Current Report on Form 8-K filed January 6, 2017 (File No. 001-35164)).

(e)(4)	Executive Severance Arrangement (incorporated by reference to Exhibit 10.13 to Onvia, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013 filed March 28, 2014 (File No. 001-35164)).

(e)(5)	Form of Indemnification Agreement between Onvia and each of its officers and directors approved by Board of Directors on August 30, 2011 (incorporated by reference to Exhibit 10.1 to Onvia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed May 14, 2012 (File No. 001-35164)).

(e)(6)	Second Amended and Restated Section 382 Rights Agreement, dated March 20, 2017, by and between Onvia, Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Onvia, Inc.’s Registration Statement on Form 8-A/A filed March 21, 2017 (File No. 001-35164)).

(e)(7)	2000 Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.26 to Onvia, Inc.’s Registration Statement on Form S-1/A filed February 7, 2000 (File No. 333-93273)).

(e)(8)	Onvia, Inc. 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Onvia, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed November 14, 2008 (File No. 000-29609)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 19, 2017

ONVIA, INC.

By:	/s/ Russell Mann
Name:	Russell Mann
Title:	Chief Executive Officer

ANNEX A

[GCA Advisors Heading]

October 4, 2017

Board of Directors

Onvia, Inc.

509 Olive Way, Suite 400

Seattle, WA 98101

Members of the Board:

We understand that Onvia, Inc., a Delaware corporation (“Onvia”), Project Diamond Intermediate Holdings Corp., a Delaware corporation (“Parent”), Project Olympus Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Deltek, Inc., a Delaware corporation, plan to enter into an agreement and plan of merger dated October 4, 2017 (the “Merger Agreement”) that provides for, among other things, Purchaser to commence a cash tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.001 per share, of Onvia (the “Onvia Common Stock”) at a price of $9.00 per share in cash (the “Consideration”), and following the consummation of the Offer, Purchaser to be merged with and into Onvia, as a result of which Onvia would become a wholly-owned subsidiary of Parent (the “Merger”). Pursuant to the Merger, each outstanding share of Onvia Common Stock, other than shares of Onvia Common Stock held by a holder who is entitled to demand and properly demands appraisal for such shares in accordance with and complies in all respects with Section 262 of the General Corporation Law of the State of Delaware (unless such holder fails to perfect or properly withdraws or otherwise loses the right to appraisal) and shares that are owned by Onvia (or held in its treasury), Parent, Purchaser, or any other subsidiary of Parent, will be converted into the right to receive the Consideration, net to the holder thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Onvia Common Stock. For purposes of the opinion set forth herein, we have:

(i)	reviewed a draft, dated October 4, 2017, of the Merger Agreement and certain related documents;

(ii)	reviewed certain publicly available financial statements and other business and financial information of Onvia;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning Onvia prepared by the management of Onvia;

(iv)	reviewed certain financial projections relating to Onvia prepared by the management of Onvia;

(v)	discussed the past and current operations and financial condition and the prospects of Onvia with management of Onvia;

(vi)	reviewed and discussed with management of Onvia certain alternatives to the Offer and the Merger;

(vii)	reviewed and discussed with Onvia’s management its view of the strategic rationale for the Offer and the Merger;

(viii)	reviewed the recent reported closing prices and trading activity for Onvia Common Stock;

(ix)	compared the financial performance of Onvia and the prices and trading activity of the Onvia Common Stock with that of certain other comparable publicly-traded companies and their securities that we believe to be generally relevant in evaluating the business of Onvia;

(x)	reviewed the financial terms, to the extent publicly available, of certain comparable transactions that we believe to be generally relevant in evaluating the business of Onvia;

(xi)	evaluated a discounted cash flow analysis based on the management of Onvia’s projected future cash flows of Onvia;

(xii)	reviewed the premium to the stock price of certain comparable transactions that we believe to be generally relevant in evaluating the business of Onvia;

(xiii)	participated in discussions and negotiations among representatives of Onvia and Parent; and

(xiv)	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. In addition, we have not conducted or assumed any obligation to conduct any physical inspection of the properties or facilities of Onvia. With respect to the financial and cash flow projections relating to Onvia and prepared by the management of Onvia, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Onvia’s management of the future financial performance of Onvia and that such projections provide a reasonable basis for our opinion. We assume no responsibility for and express no view as to such projections or the assumptions on which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of Onvia or concerning the solvency or fair value of Onvia, nor have we been furnished with any such valuations or appraisals. In addition, we have assumed that the Offer and the Merger will be consummated in accordance with the terms of the Merger Agreement, without waiver by any party of any material rights thereunder, or any amendment or modification thereto, that the representations and warranties made by the parties thereto are true and correct in all respects material to our analysis, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer or the Merger will be timely obtained without any restriction and that the Merger Agreement executed by the parties thereto does not differ in any material respect from the form of the draft of the Merger Agreement we have reviewed. We have not made any independent investigation of any legal, accounting or tax matters affecting the Offer or the Merger, and we have assumed the correctness of all legal, accounting and tax advice given to Onvia and the Board of Directors of Onvia (the “Board”). Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, and can be evaluated as of, the date hereof. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have acted as financial advisor to Onvia in connection with the Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer, and Onvia has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In the future, GCA Advisors, LLC may provide financial advisory services for Parent or its affiliates.

It is understood that this letter is for the information of the Board and may not be used or summarized for any other purpose, or relied upon by any other party, without our prior written consent, except that this opinion may be included in its entirety, if required, in any Solicitation/Recommendation Statement on Schedule 14D-9 filed by Onvia with the Securities and Exchange Commission in respect of the Offer.

This opinion does not address Onvia’s underlying business decision to enter into the Merger Agreement, or the relative merits of the Offer and the Merger as compared to any alternatives that may be available to Onvia, and it does not constitute a recommendation to Onvia, the Board or any committee thereof, its stockholders, or any other person as to any specific action that should be taken in connection with the Offer or the Merger, including whether the stockholders of Onvia should tender their shares into the Offer. We have not been asked to express, nor do we offer, any opinion as to the material terms of the Merger Agreement or the structure of the Offer and the Merger, and we are not expressing any opinion as to the prices at which Onvia Common Stock will trade at any time, including following announcement of the Offer and the Merger.

We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Offer or the Merger, nor the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Onvia, or class of such persons, in connection with the Offer and the Merger, whether relative to the Consideration or otherwise. This opinion has been approved by a fairness committee of GCA Advisors, LLC.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of Onvia Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

GCA ADVISORS, LLC

By:	/s/ Steve Fletcher
Managing Director

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22, 79 Del. Laws, c. 122, § 12, and 80 Del. Laws c. 265, §§ 8-11]

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4